Exhibit 99.b(j)

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees SEI Tax Exempt Trust:

We consent to the use of our report dated October 29, 2012, with respect to the financial statements of SEI Tax Exempt Trust, comprised of the Tax Free Fund, Institutional Tax Free Fund, Intermediate-Term Municipal Fund, Short Duration Municipal Fund, California Municipal Bond Fund, Massachusetts Municipal Bond Fund, New Jersey Municipal Bond Fund, New York Municipal Bond Fund, Pennsylvania Municipal Bond Fund, and Tax-Advantaged Income Fund, as of August 31, 2012, incorporated herein by reference and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Philadelphia, Pennsylvania
December 27, 2012